Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2007

Liu Zhong Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
Boca Corporate Plaza
7900 Glades Road, Suite 420
Boca, Raton, FL 33434

Re: Lotus Pharmaceuticals, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for the Six Months Ended June 30, 2007
File No. 001-32581

Dear Mr. Yi:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB - December 31, 2006

Financial Statements

Note 5 – Related Party Transactions, page F-15
Other, page F-17

1. Please explain to us why you did not record a liability associated with the amounts that are owed to Mr. Liu under the terms of this agreement at year-end.

Form 10-QSB – June 30, 2007

Note 1 – Organization and Summary of Significant Accounting Policies, page 6

Sales Returns, page 9

2. Please explain to us in disclosure type format why the allowance for these returns decreased so significantly from the amount recorded at December 31, 2006.   To the extent that the reason relates to a change in the December 31, 2006 estimate, disclose the facts and circumstances causing the change, the amount of the change in estimate recorded and the line item in your statements of operations where you recorded the change.

Note 5 – Convertible Debt, page 15

3. Please provide us your analysis under EITF 98-5 and 00-27 supporting why you do not appear to have recorded a beneficial conversion when this security was issued.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant